

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces Date of the Annual Shareholders Meeting

March 30, 2023 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") will hold the Company's 2023 Annual General Meeting of the Shareholders ("AGM") on Wednesday, May 17, 2023 at 10:00 am Pacific Time at the office of the Company, Suite 1150, 609 Granville Street, Vancouver, British Columbia.

All current directors will stand for re-election at the AGM with the exception of Mr. Kaldias Madhavpeddi, a director of the Company since it went public in 2012. Mr. Madhavpeddi is Chairman of Glencore Plc and has more than 40 years of international experience in corporate strategy, mergers and acquisitions, government relations, marketing, mining engineering and capital. The Board of Directors and Management of the Company would like to thank Mr. Madhavpeddi for his valuable contributions to Trilogy Metals and wish him success in his future endeavors.

Shareholders as of the record date of March 28, 2023 ("Record Date") will be eligible to vote at the AGM. The Company's 2023 Management Information Circular (also called a proxy statement), which contains information about all director nominees and other items of business was filed today and is now available to the public. As always, we encourage you to vote your shares prior to the AGM.

No presentations or updates on the Company's activities will be provided at the AGM. The Company's most recent investor presentation can be found on our website at www.trilogymetals.com. Any investor who would like further information on the items of business at the AGM or the Company's activities is welcome to contact us directly.

Proxy Statement Filed with Regulators

Additional information about the AGM can be found in the Company's 2023 Management Information Circular (or proxy statement), which has been filed the U.S. Securities and Exchange Commission (SEC") and the Canadian securities regulatory authorities. The Management Information Circular is available on the Company's website at https://trilogymetals.com/investors/proxy-circular and on the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company's shareholders in connection with the Company's 2023 AGM. The Company has filed its Management Information Circular with the SEC and Canadian securities regulatory authorities in connection with any such solicitation of proxies from the Company's shareholders. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT AND ALL OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY AND IN THEIR ENTIRETY AS THEY WILL CONTAIN IMPORTANT INFORMATION.

Trust | Respect | Integrity

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the date and time of the AGM, items of business at the AGM and the Company's plans to provide further updates and the timing thereof are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving our assumptions with respect to the impact of the novel coronavirus (COVID-19) and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Trust | Respect | Integrity